Exhibit 99.1




IBP AGREES TO ACQUIRE FOODBRANDS



Broadens IBP's Exposure to Foodservice, Value-Added Products



Advances IBP's Efforts to Pursue Growth Outside Core business



Dakota City, Nebraska and Oklahoma City, Oklahoma -- March 26, 1997 -- IBP inc. (NYSE: IBP) and Foodbrands America, Inc. (NYSE:
FDB) today announced that they have reached an agreement for IBP to acquire Foodbrands for $23.40 per share in cash for a transaction valued at $640 million, including Foodbrands' debt. IBP said the acquisition, which increases its presence in the foodservice industry, represents a significant advancement in its strategy to diversify beyond the core fresh meat processing business and extend its product base with value-added, branded products.

IBP and Foodbrands have entered into a definitive agreement and plan of merger allowing for the acquisition of the company by IBP. By 5 p.m. E.S.T., on April 1, 1997, IBP will commence a cash tender offer for all the approximately 12.47 million issued and outstanding shares of Foodbrands at $23.40 per share. Foodbrands' largest shareholders, the Joseph Littlejohn and Levy Limited Partnerships, owners of approximately 44% of Foodbrands shares, have agreed to tender all of their shares. Foodbrands' second largest shareholder, The Airlie Group, has also agreed to tender shares.

Foodbrands is a leading U.S. producer, marketer and distributor of frozen and refrigerated products to the fastest-growing segment of the food industry, the away-from-home food preparation market. The leader in the pizza toppings industry, Foodbrands is also a leading provider of value-added pork based products to the foodservice industry. The company produces over 1,600 branded and custom products, including pizza toppings and crusts, burritos, frozen stuffed pastas, breaded appetizers, soups, sauces, and side dishes as well as deli meats and processed beef, poultry and pork. Foodbrands' products are designed to meet the foodservice industry's growing demand of products that offer consistent quality and flavor, require little back-of-house preparation, and improve food safety.

Robert Peterson, Chairman and CEO of IBP, said, "The acquisition of Foodbrands is a major step forward in IBP's strategy to pursue growth beyond our core fresh meats business, and to diversify into foodservice and value-added products. We have been exploring ways to capitalize on the trend by Americans of spending more on food prepared outside the home than on groceries to prepare at home. Our fresh beef and pork reach supermarket cases, restaurants and foodservice companies all over the world. The addition of Foodbrands' business is a perfect complement to IBP's core processing business and will allow us to further extend our reach into restaurants and supermarket deli cases with high quality branded products."

Larry Shipley, Executive Vice President, Corporate Development of IBP said, "Foodbrands has consistently proven their strength in developing, manufacturing and marketing customized product solutions to the foodservice industry, in the U.S. and Europe. Foodbrands is number one in the large and growing market for pre-made pizza toppings and crusts, and defined many of today's standard products in deli meats and appetizers. We will continue to foster Foodbrands' creativity and marketing prowess through investment and by providing them with greater access to world markets. We intend to operate Foodbrands as a largely independent business within the IBP family, and welcome its 3,300 managers and employees to our company. Our companies share many common customers, and we expect to explore ways to leverage our distribution channels to better serve the needs of a rapidly changing foodservice industry."

Randy Devening, Chairman, President and CEO of Foodbrands, said, "We are very pleased to be joining IBP, and are excited about the growth and expansion possibilities that this new relationship brings Foodbrands. IBP is a $13 billion company and is highly respected in the food processing industry for the quality of their products and for their operating strength and efficiency. By becoming part of the IBP family, Foodbrands gains access to this operating expertise and to increased financial resources. We look forward to continuing our focus on strong customer relationships and capitalizing on our enhanced opportunity for growth."

During the past few years Foodbrands has transformed from a broad-based food company into a focused and innovative food processing company. This was achieved through increased and targeted investments in production technology and research and development, and through an acquisition and divestiture program to refocus on the company's core foodservice customer.

The transaction was unanimously approved by IBP's and Foodbrands' respective Board of Directors and is subject to regulatory approval and certain other closing conditions. Closing is expected to occur in the second calendar quarter of 1997. The acquisition will be treated as a purchase for accounting purposes. The Joseph Littlejohn and Levy Limited Partnerships and The Airlie Group have granted IBP the option to purchase their shares under certain circumstances.

Foodbrands, headquartered in Oklahoma City, Oklahoma, produces, markets and distributes frozen and refrigerated products targeted to growth segments of the foodservice market.
Customers include large multi-unit restaurant chains, major foodservice distributors, warehouse clubs, and grocery store delicatessens. The company employs approximately 3,300 personnel.

IBP, headquartered in Dakota City, Nebraska, is the world's premier producer of red meat, marketing fresh beef, pork and related allied products around the globe. The company employs over 34,000 people.



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Contacts:  At IBP, Media:  Gary Mickelson (402) 241-2986 or Lisa
La Magna (212) 484-7423
           Investors:  John Borgh or Dean Hanish (402) 241-2041/2167

           At Foodbrands:  Bryant Bynum (405) 879-4100